(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pennichuck Corporation
Full Name of Registrant

Former Name if Applicable

25 Manchester Street
Address of Principal Executive Office (Street and Number)

Merrimack, NH 03054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

Pennichuck Corporation (the “Company”) filed a registration statement on Form S-2 (File No. 333-123725) with the Securities and Exchange Commission (the “SEC”) on March 31, 2005 (the “Registration Statement”). On April 29, 2005, the Company received a comment letter from the SEC relating to the Registration Statement. Certain of the comments in the letter are applicable to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

After considering the SEC comments, the Company has concluded that certain amounts included in previously filed statements of cash flows should have been reported under different categories of those cash flow statements, in accordance with generally accepted accounting principles.

•	The Company has concluded that it erroneously included undistributed earnings in equity of affiliates as “investing activities” in its statements of cash flows. Instead, such amount should have been included in “operating activities” in the statements of cash flows.

•	The Company has concluded that changes in the allowance for funds used during construction were erroneously included net under the caption “purchases of property, plant and equipment” in the statements of cash flows. Instead, such changes in allowance for funds used during construction, which are in fact operating activities, should have be reflected within adjustments to reconcile net income to net cash provided by operating activities.

•	The Company has concluded that it erroneously included certain debt issuance costs in the caption “increase in deferred charges and other assets” on its statements of cash flows. Instead, such costs should have been included as “financing activities” in the statement of cash flows.

The Company is assessing, in accordance with the guidance contained in Staff Accounting Bulletin No. 99, the impact of the errors to its statement of cash flows, individually and in the aggregate, for the relevant historical periods. Because of the timing of the SEC comment letter and the Company’s desire to be responsive to the SEC’s comments that are applicable to its Form 10-Q, the Company was unable to timely file its Form 10-Q without unreasonable effort or expense. The Company expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 on or before the fifth calendar day following the prescribed due date.

The Company is also reviewing the internal control implications of these errors on its statement of cash flows.

The Company believes that none of the SEC comments relating to the Registration Statement identified any error in previously filed financial statements other than those described above. The SEC’s review of the Registration Statement and the Company’s responses to the SEC’s comments is not complete, however, and there can be no assurance that the SEC will ultimately concur with the Company’s conclusion.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William D. Patterson	603	882-5191
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

For the three months of 2005 the Company incurred a net loss of $460,000, or $.19 per share, compared to a net loss of $21,000, or $.01 per share, for the same quarter in 2004. Among other items, the results of operations for the three months ended March 31, 2005 were adversely impacted by approximately $341,000 of legal and other costs relating to the City of Nashua’s ongoing eminent domain efforts.

The Company’s consolidated revenues for the first quarter of 2005 were $4.9 million, representing a

$62,000 increase from the same quarter in 2004. This increase was attributable primarily to a temporary rate increase approved by the New Hampshire Public Utilities Commission of 8.9% implemented by Pennichuck Water Works, Inc., the Company’s principal subsidiary, for service rendered on and after June 1, 2004. Much of this rate increase, however, was offset by decreased consumption by several large industrial customers totaling approximately $100,000 during the first quarter of 2005. Despite the modest growth in utility revenues, the Company incurred a combined operating loss from its utilities of $228,000 during the first quarter of 2005. This loss was principally due to increased treatment and power costs, employee benefit costs, increased property and liability insurance premiums and depreciation expense associated with the utilities’ investment in plant over the past year.

Revenues from the Company’s non-regulated water management service business increased to $511,000 for the quarter ended March 31, 2005 compared to $463,000 for the same period last year. The increase in contract revenues over the same period last year is principally due to additional work performed under the service company’s two largest operating contracts with the Town of Hudson, New Hampshire and the Town of Salisbury, Massachusetts.

Pennichuck Corporation

Comparative First Quarter Results

(In thousands, except share and per share data)

Quarter Ended March 31:	2005	2004
Consolidated Revenues:
Water utility operations	$4,330	$4,220
Real estate operations	5	101
Water management services	511	463
Other	14	14

Total	$4,860	$4,798

Net (Loss) Income:
Water utility operations	$(228)	51
Real estate operations	(52)	42
Water management services	54	56
Other	(234)	(170)

Total	$(460)	$(21)

Loss per Share:
Basic	$(.19)	$(.01)
Diluted	$(.19)	$(.01)

Weighted Average Shares Outstanding:
Basic	2,414,144	2,396,252
Diluted	2,414,144	2,396,252

Pennichuck Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 17, 2005	By:	/s/ William D. Patterson
William D. Patterson Vice President, Treasurer and Chief Financial Officer

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